RESPONSE BIOMEDICAL CORP.

SUBSCRIPTION FOR UNITS

TO:	Response Biomedical Corp. (the “Company”)
AND TO:	Delafield Hambrecht, Inc. (the “U.S. Agent”)

The undersigned (the “Subscriber”) hereby subscribes for and agrees to purchase the number of units (the “Units”) in the capital of the Company, set forth below for the aggregate subscription price set forth below, representing a subscription price of C$0.50 per Unit (which, in the case of a Subscriber that prefers to subscribe in United States dollars, shall be deemed to equal US$0.4332756), upon and subject to the terms and conditions set forth in the “Terms and Conditions of Subscription for Securities of Response Biomedical Corp.” attached to and forming a part hereof. Each Unit is comprised of (i) one common share of the Company (“Common Share”), and (ii) one-half (1/2) of a common share purchase warrant (the “Warrants”), each whole Warrant entitling the Subscriber to purchase one additional Common Share (a “Warrant Share”) for a period of two years from the Closing Date (as defined herein) at a subscription price of C$0.62 per Warrant Share (subject to customary adjustments). This subscription is subject to the execution of the Transaction Documents (as defined in the Securities Purchase Agreement between the Company and each of the purchasers of the Units (the “Securities Purchase Agreement”)), by the Subscriber and the Company and may be accepted as to the number of Units set forth below or such lesser number as may be determined by the Company at its discretion. In addition to this face page, the Subscriber must also complete all applicable Schedules attached hereto and sign the signature pages to the Transaction Documents. All capitalized terms used in this agreement shall have the meanings set forth in the Securities Purchase Agreement, unless otherwise defined herein.

Number of Units ______________ Aggregate Subscription Value C$ ______________ OR US$______________

Number of common shares of the Company held by the Subscriber excluding those being subscribed for hereunder:
______________ (fully-diluted)

Subscriber is an Insider*  Yes ☐     No ☐                                            Subscriber is Member of Pro Group**    Yes ☐     No ☐

* Director, Senior Officer or 10% Shareholder ** Member of TSX Venture Exchange and related parties
Register the Purchased Securities as set forth below:

(Name of Subscriber – please print)
(Name)
By:
(Authorized Signature)
(Account reference, if applicable)
(Official Capacity or Title – please print)

(Please print name of individual whose signature
appears above if different than the name of the	(Address)
subscriber printed above.)
Deliver the Purchased Securities as set forth below:

(Name)

(Subscriber’s Address)	(Account reference, if applicable)

(Telephone Number)	(Contact Name)

(Address)

TERMS AND CONDITIONS OF SUBSCRIPTION FOR
SECURITIES OF RESPONSE BIOMEDICAL CORP.

Terms of the Offering

1.

The Subscriber acknowledges that the Units subscribed for hereunder form part of an issuance and sale by the Company of securities for gross proceeds of up to C$10,000,000 comprised of Units at a subscription price of C$0.50 per Unit (which, in the case of a Subscriber that prefers to subscribe in United States dollars, shall be deemed to equal US$0.4332756), each Unit consisting of one Common Share and one-half (1/2) of one Warrant (the “Offering”).

2.

Each whole Warrant will entitle the holder to acquire a Warrant Share (subject to customary adjustments) at a price of C$0.62 per Warrant Share during the period commencing on the Closing Date (as herein defined) until the date which is two years following the Closing Date.

3.	The Subscriber acknowledges and agrees that the Company may, acting unilaterally, increase or decrease the size of the Offering without the consent of or notice to the Subscriber.

Representations, Warranties and Covenants by Subscriber

4.

The Subscriber represents, warrants and covenants to the Company and the U.S. Agent (and acknowledges that the Company and the U.S. Agent, and their respective counsel, are relying thereon) as at the date hereof and as at the Closing Time (as such term is defined below) that:

(a)

it understands that the Securities are “restricted securities” and have not been registered under the United States Securities Act of 1933 (the “1933 Act”) or any applicable state securities law, understands therestrictions with respect to trading in the Units, Common Shares, the Warrants and the Warrant Shares (collectively, the “Purchased Securities”), imposed by applicable securities legislation in the jurisdiction in which it resides, confirms that no representation has been made to it by or on behalf of the Company with respect thereto, acknowledges that it is aware of the characteristics of the Purchased Securities, the risks relating to an investment therein and of the fact that it may not be able to resell the Purchased Securities except in accordance with limited exemptions under applicable securities legislation and regulatory policies until expiry of the applicable hold period and in compliance with the other requirements of applicable law;

(b)

the Subscriber is resident in the jurisdiction set forth in this Subscription Agreement as the “Subscriber’s Address” below the Subscriber’s signature as set forth on the first page hereof, and the purchase by and sale to the Subscriber of the Units, and any act, solicitation, conduct or negotiation directly or indirectly in furtherance of such purchase and sale has occurred only in such jurisdiction;

(c)

the Subscriber is purchasing the Units as principal for its own account and not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Purchased Securities (this representation and warranty not limiting such Subscriber's right to sell the Securities in compliance with applicable federal and state securities laws), and:

(i)

if the Subscriber is resident in British Columbia, Alberta, Ontario or Quebec, the Subscriber is an “accredited investor” as defined in Exhibit “1” of Schedule “A” attached hereto and has concurrently executed and delivered an Accredited Investor Certificate in the form attached hereto as Schedule “A”, including Exhibit “1” thereto completed as directed, or

(ii)

if the Subscriber is resident in British Columbia or Alberta, the Subscriber is an “eligible purchaser” as defined in Exhibit “1” of Schedule “B” attached hereto and has concurrently executed and delivered an Eligible Purchaser Certificate in the form attached hereto as Schedule “B”, including Exhibit “1” thereto completed as directed, and, if the Subscriber is a person in the United States or a U.S. Person (as defined below), the Subscriber is an “accredited investor” as defined in Exhibit “1” of Schedule “C” attached hereto (and has concurrently executed and delivered an Accredited Investor Certificate in the form attached hereto as Schedule “C”, including Exhibit “1” thereto completed as directed);

(d)

it is aware that the Purchased Securities have not been and will not be registered under the 1933 Act, and that these securities may not be offered or sold in the United States without registration under the 1933 Act or compliance with requirements of an exemption from registration;

(e)

it undertakes and agrees that it will not offer or sell the Purchased Securities in the United States unless such securities are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and further that it will not resell the Purchased Securities, except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules;

(f)

unless the Subscriber has completed and delivered an Accredited Investor Certificate in the form attached as Schedule “C”, including Exhibit “1” thereto (in which case the Subscriber makes the representations, warranties and covenants therein):

(i)

the Subscriber is not a person in the United States or a U.S. person, as defined in Regulation S under the 1933 Act (“U.S. Person”) (the definition of which generally includes, and is not limited to, (A) any natural person resident in the United States, (B) any partnership or corporation organized or incorporated under the laws of the United States, (C) any estate or trust of which any executor, administrator or trustee is a U.S. Person, (D) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (E) any partnership or corporation organized or incorporated under the laws of any non-U.S. jurisdiction which is formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors, as defined in Rule 501 under the 1933 Act, who are not natural persons, estates or trusts);

(ii) the offer to purchase the Units was not made to the Subscriber in the United States; and

(iii)

at the time the Subscriber’s subscription for the Units was executed and delivered to the Company, the Subscriber (or the Subscriber’s authorized signatory, if it is an entity) was outside the United States;

(g)

the Subscriber acknowledges that the Warrants may not be exercised by or on behalf of a U.S. Person or a person in the United States unless an exemption is available from the registration requirements of the 1933 Act and the securities laws of all applicable states, and the holder has furnished an opinion of counsel satisfactory to the Company to such effect; provided that a Subscriber that delivers the Accredited Investor Certificate attached as Schedule “C”, including Exhibit “1” thereto, in connection with its purchase of Units will not be required to deliver an opinion of counsel in connection with its due exercise of the Warrants on its own behalf at a time when the Subscriber remains an accredited investor, as defined in Rule 501 under the 1933 Act;

(h)

if the Subscriber is a company or body corporate that is a valid and subsisting corporation, it has the necessary corporate capacity and authority to execute and deliver this Subscription Agreement and to take all actions required pursuant thereto and certifies that all necessary approvals by its directors, shareholders, partners, members or otherwise has been given;

(i)	if the Subscriber is an individual, it is of the full age of majority and is legally competent to execute this Subscription Agreement and take all action pursuant hereto;

(j)	this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the undersigned;

(k)

the Subscriber, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment and is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment;

(l)

it understands that the Purchased Securities will be subject to a four-month “hold period” under applicable securities legislation and the policies of the TSX Venture Exchange (the “Exchange”) and may not be resold until the expiry of such “hold period” except in accordance with limited exemptions under applicable securities legislation and regulatory policies and that the Company may cause a legend to such effect to be placed on the certificates representing the Purchased Securities. The Subscriber acknowledges that it is aware that until the expiry of the four- month “hold period” and any other applicable resale restrictions, (i) such securities cannot be traded through the facilities of the Exchange since the certificate is not freely transferable and consequently is not “good delivery” in settlement of transactions on the Exchange; and (ii) the Exchange would deem the selling security holder to be responsible for any loss incurred on a sale made by him in such securities;

(m)	the Subscriber acknowledges that the certificates representing the Purchased Securities, including if necessary, the Warrant Shares, will bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date which is four months and one day after the Closing Date will be inserted];"

and

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [the date which is four months and one day after the Closing Date will be inserted];"

provided that subsequent to the date which is four months and one day after the date of the Closing the certificates representing the Purchased Securities may be exchanged for certificates bearing no such legends;

(m)

the Subscriber acknowledges that the certificates representing the Purchased Securities, including if necessary, the Warrant Shares, will bear such additional legends as required to comply with United States and applicable state securities laws;

(n)	no representation has been made to it regarding the present or future value of the Purchased Securities;

(o)	it is aware that it is not purchasing the Purchased Securities hereunder pursuant to a prospectus and as a result:

	(i)	it is restricted from using most of the civil remedies available under applicable Canadian securities legislation;

	(ii)	there is no government or other insurance covering the Purchased Securities;

	(iii)	it will not receive information that would otherwise be required to be provided to it under applicable Canadian securities legislation;

	(iv)	there are risks associated with the purchase of the Purchased Securities;

	(v)	the Company is relieved of certain obligations that would otherwise apply under applicable Canadian securities legislation;

(vi)

there are restrictions on the Subscriber's ability to resell the Purchased Securities and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Purchased Securities;

	(vii)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Purchased Securities or the Offering; and

(viii)

the Subscriber acknowledges that the Company has advised the Subscriber that the Company is relying on exemptions from the requirements to provide the Subscriber with a prospectus and to sell the Purchased Securities through a person registered to sell securities under the Securities Act (British Columbia) and, as a consequence of acquiring the Purchased Securities pursuant to these exemptions, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to the Subscriber;

(p)

it understands that the sale and delivery of the Units is conditional upon such sale being exempt from the requirements as to the filing of a prospectus or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus;

(q)

if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the undersigned will execute, deliver, file and otherwise assist the Company in filing, such reports, undertakings and other documents with respect to the issue or continued ownership of the Purchased Securities as may be reasonably required;

(r)

it will comply with all applicable securities legislation, regulations, rules, orders, policies or other laws concerning the purchasing, holding and resale or other disposition of the Purchased Securities, including the execution and filing of any required private placement reports. In particular, the Subscriber will not resell or otherwise transfer or dispose of any of the Purchased Securities except in accordance with the provisions of all applicable securities laws and stock exchange rules;

(s)	the acquisition of Units hereunder by the Subscriber will not result in the Subscriber becoming a “Control Person”, as defined under applicable Canadian securities laws;

(t)	the Subscriber is not required to be registered as a broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(u)

the Subscriber acknowledges that it has been encouraged to obtain independent legal, income tax and investment advice with respect to its subscription for Units and accordingly, has had the opportunity to acquire an understanding of the meanings of all terms contained herein relevant to the Subscriber for purposes of giving representations, warranties and covenants under this Subscription Agreement;

(v)

the Subscriber acknowledges that it has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Units and the merits and risks of investing in the Units, (ii) access to information about the Company and its subsidiaries and their respective financial condition, results of operations, businesses, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment, including, without limitation, the information set forth in Schedule 3.1(y) to the Securities Purchase Agreement;

(w)

the Subscriber is not purchasing the Units as a result of any advertisement, article, notice or other communication regarding the Units published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement; and

(x)

the Subscriber has not directly or indirectly, nor has any Person (for purposes of this Subscription, "Person" mean means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind acting on behalf of or pursuant to any understanding with such Subscriber), executed any "Short Sales" (as defined in Rule 200 of Regulation SHO under the Exchange Act) in the securities of the Company (but not including the location and/or reservation of common shares of the Company since the time that such Subscriber was first contacted regarding an investment in the Company ("Discussion Time") through the date hereof (notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Units covered by this Subscription).

Closing

5.

The sale and issuance of the Units will be completed at the place and time and on the date (the “Closing Date”) specified in the Securities Purchase Agreement, or such other place, time or date as the Company may determine (such other date also being referred to as the Closing Date), provided that the Company shall not be required to complete the sale and issuance of the Purchased Securities unless the Subscriber shall have complied with the delivery requirements of Section 2.2 of the Securities Purchase Agreement and the closing conditions set forth in the Securities Purchase Agreement have been satisfied. In the event that these conditions have not been met or waived by the Company prior to the Closing Date, the Subscriber shall not be required to purchase, and the Company shall not be required to issue and sell, any Purchased Securities, and any subscription funds received by the Company will be returned to the Subscriber without interest thereon or deduction therefrom.

6.	The Company shall be entitled to rely on delivery of a facsimile copy of executed subscriptions.

General

7.

The Subscriber acknowledges that the Company has appointed the U.S. Agent to act as the agent of the Company to offer the Units on a private placement basis and, in connection therewith, the U.S. Agent will receive (i) a fee equal to 7% of the gross proceeds from the Offering, provided, however, that the U.S. Agent will not receive any fee in respect of (A) up to C$3,000,000 in Units sold by Haywood Securities Inc. as part of the private placement and (B) up to C$2,000,000 in Units sold in the Company's previously-announced non-brokered private placement (the “Excluded Offerings”), and (ii) a warrant to purchase that number of common shares that is equal to 7% of the number of Units sold in the Offering (excluding the Excluded Offerings), exercisable for a period of two (2) years at a price of C$0.62 per common share. Where the U.S. Agent has acted as agent in connection with the subscription, the Subscriber hereby irrevocably authorizes the U.S. Agent: (a) to act as its representative at the closing and to execute in its name and on its behalf all closing receipts and documents required; (b) to complete or correct any errors or omissions in any form or document provided by the Subscriber; (c) to receive on its behalf certificates representing the Common Shares and Warrants purchased under this Subscription Agreement; (d) to approve any opinions, certificates or other documents addressed to the Subscriber; and (e) to waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Subscriber and contained in this Subscription Agreement. The Subscriber acknowledges that the Company may pay finder’s fees to finders in connection with Units sold to Canadian investors or certain other investors introduced to the Company by an independent investor. The Subscriber acknowledges and agrees that the Transaction Documents will not prevent the Company from obtaining additional financing outside the terms of the Offering, and the terms of any such financing may be materially different from the terms of the Offering.

8.	The Subscriber undertakes to immediately notify the Company of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the Closing Date.

9.

This Subscription Agreement and all documents relating thereto (other than the Transaction Documents) shall be governed by and construed in accordance with the laws of the Province of British Columbia.

10.	Time shall be of the essence hereof.

11.

The Subscriber acknowledges its consent and requests that all documents evidencing or relating in any way to its purchase of Purchased Securities be drawn up in the English language only. Nous reconnaissons par les présentes avoir consenti et démandé que tous les documents faisant foi ou se rapportant de quelque mainière à notre achat soient rédigés en anglais seulement.

12.

If any provision of this Subscription Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severable from this agreement.

13.	The covenants, representations and warranties contained herein shall survive the closing of the transactions contemplated hereby.

14.

The Subscriber acknowledges and consents to the fact that the Company is collecting the Subscriber’s personal information for the purposes of completing the Subscriber’s subscription. The Subscriber acknowledges and consents to the Company retaining the personal information for as long as permitted or required by applicable law or business practices and disclosing such information to the Company’s registrar and transfer agent, legal counsel and any other party involved in the purchase and sale of the Purchased Securities. The Subscriber further acknowledges and consents to the fact the Company may be required by applicable securities laws, stock exchange rules, and investment dealers association rules to disclose to regulatory authorities any personal information provided by the Subscriber respecting itself. In particular, the Subscriber’s personal information: (a) may be delivered to the Ontario Securities Commission; (b) is thereby being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation for the purposes of administration and enforcement of the securities legislation of Ontario; and (c) the public official in Ontario who can answer questions about the Ontario Securities Commission’s indirect collection of personal information is: Administrative Assistant to the Director of Corporate Finance, Suite 1903, Box 5520, Queen Street West, Toronto, Ontario, M5H 3S8, Telephone (416) 593-8086. In addition, the Subscriber’s personal information may be collected, used and disclosed by the Exchange for the following purposes: (d) to conduct background checks; (e) to verify the personal information that has been provided about each individual; (f) to consider the suitability of the individual to act as an officer, director, insider, promoter, investor relations provider or, as applicable, an employee or consultant, of the Company; (g) to consider the eligibility of the Company to list on the Exchange; (h) to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the Company, or its associates or affiliates; (i) to conduct enforcement proceedings; and (j) to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada. The personal information collected may also be disclosed (k) to securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, and they may use it in their own investigations for the purposes described above, and (l) on the Exchange’s website or through printed materials published by or pursuant to the directions of the Exchange. The Exchange may also share the personal information collected with third party service providers.

15.

The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the sale of the Purchased Securities to the Subscriber shall be borne by the Subscriber.

16.	In this Subscription Agreement (including attachments), references to “US$” are to United States dollars and references to “$” or “C$” are to Canadian dollars, unless otherwise noted.

SCHEDULE “A”

ACCREDITED INVESTOR CERTIFICATE

FOR BRITISH COLUMBIA, ALBERTA, ONTARIO AND QUEBEC PURCHASERS

TO:	RESPONSE BIOMEDICAL CORP. (the “Company”)
AND TO:	DELAFIELD HAMBRECHT, INC. (the “U.S. Agent”)

In connection with the purchase by the undersigned subscriber (the “Subscriber”) of Units of the Company, the Subscriber hereby represents, warrants, covenants and certifies to the Company that the Subscriber is resident in (circle place of residency) British Columbia, Alberta, Ontario or Quebec and is an “accredited investor” within the meaning of National Instrument 45-106 by virtue of satisfying one of the indicated criteria as set out in Exhibit “1” to this Representation Letter and as so marked by the Subscriber.

Dated at _____________, this _____day of _______________, 2006.

Name of Subscriber

Signature

If the Subscriber is a corporation, office or title of signatory

EXHIBIT “1”

[Please check the appropriate box.]

“accredited investor” means:

☐	(a)	a Canadian financial institution, or an authorized foreign bank named in Schedule III of the Bank Act (Canada);

☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐	(c)

a subsidiary of any person referred to in paragraph (a) or (b) if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐	(d)

a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐	(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada, as a representative of a person referred to in paragraph (d);

☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐	(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)

an individual who, either alone or with a spouse beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds C$1,000,000;

☐	(k)

an individual whose net income before taxes exceeded C$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded C$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐	(l)	an individual who, either alone or with a spouse, has net assets of at least C$5,000,000;

☐	(m)	a person, other than an individual or investment fund, that has net assets of at least C$5,000,000 as shown on its most recently prepared financial statements;

☐	(n)	an investment fund that distributes or has distributed its securities only to:

		(i)	a person that is or was an accredited investor at the time of the distribution,
		(ii)	a person that acquires or acquired securities in the circumstances referred to in sections 2.10 Minimum amount investment, and 2.19 Additional investment in investment funds of NI 45-106, or
		(iii)	a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 Investment fund reinvestment of NI 45-106;

☐	(o)

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐	(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐	(q)	a person acting on behalf of a fully managed account managed by that person, if that person

		(i)	is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

		(ii)	in Ontario, is purchasing a security that is not a security of an investment fund;

☐	(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility advisor or an advisor registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐	(t)	a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited

☐	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; or

☐	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as

		(i)	an accredited investor, or

		(ii)	an exempt purchaser in Alberta or British Columbia after September 14, 2005.

For the purposes hereof:

“Canadian financial institution” means (a) an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (b) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada.

“financial assets” means (a) cash; (b) securities; or (c) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation.

“investment fund” means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia, includes an EVCC and a VCC.

“person” includes (a) an individual; (b) a corporation; (c) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not; and (d) an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative.

“related liabilities” means (a) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or (b) liabilities that are secured by financial assets.

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

Affiliate and Control

A.	an issuer is an affiliate of another issuer if (a) one of them is the subsidiary of the other; or (b) each of them is controlled by the same person.

B.

a person (first person) is considered to control another person (second person) if (a) the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation; (b) the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or (c) the second person is a limited partnership and the general partner of the limited partnership is the first person.

SCHEDULE “B”

ELIGIBLE PURCHASER CERTIFICATE

FOR BRITISH COLUMBIA AND ALBERTA PURCHASERS

In connection with the purchase by the undersigned subscriber (the “Subscriber”) of Units of the Company, the Subscriber hereby represents, warrants, covenants and certifies to the Company that the Subscriber is purchasing the Units as principal for its own account, pursuant to the Family, friends and business associates exemption in Section 2.5(1) of National Instrument 45-106 as an “eligible purchaser” by virtue of satisfying one of the indicated criteria as set out in Exhibit “1” to this Representation Letter and as so marked by the Subscriber.

Dated at _____________________, this _____day of _________________, 2006.

Name of Subscriber

Signature

If the Subscriber is a corporation, office or title of signatory

EXHIBIT “1”

[Please check the appropriate box.]

“eligible purchaser” means:

☐	(a)	a director, executive officer or control person of the Company or an affiliate of the Company,

☐	(b)	a spouse, parent, grandparent, brother, sister or child of a director, executive officer or control person of the Company, or of an affiliate of the Company,

☐	(c)	a parent, grandparent, brother, sister or child of the spouse of a director, executive officer or control person of the Company or of an affiliate of the Company,

☐	(d)	a close personal friend of a director, executive officer or control person of the Company or of an affiliate of the Company,

☐	(e)	a close business associate of a director, executive officer or control person of the Company or of an affiliate of the Company,

☐	(f)	a founder of the Company or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Company,

☐	(g)	a parent, grandparent, brother, sister or child of the spouse of a founder of the Company,

☐	(h)	a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons described in paragraphs (a) to (g), or

☐	(i)	a trust or estate of which all of the beneficiaries or a majority of the trustees or executors are persons described in paragraphs (a) to (g).

For the purposes hereof:

“close business associate” means an individual who has had sufficient prior business dealings with a director, executive officer, founder or control person of the Company to be in a position to assess their capabilities and trustworthiness. An individual is not a close business associate solely because the individual is a client, customer, former client or former customer of the Company.

The relationship between the individual and the director, executive officer, founder or control person must be direct. For example, the exemption is not available for a close business associate of a close business associate of a director of the Company.

“close personal friend” means an individual who knows the director, executive officer, founder or control person well enough and has known them for a sufficient period of time to be in a position to assess their capabilities and trustworthiness. The term “close personal friend” can include a family member who is not already specifically identified in the exemptions if the family member satisfies the criteria described above.

The relationship between the individual and the director, executive officer, founder or control person must be direct. For example the exemption is not available to a close personal friend of a close personal friend of a director of the Company.

An individual is not a close personal friend solely because the individual is: (a) a relative; (b) a member of the same organization, association or religious group; or (c) a client, customer, former client or former customer.

“control person” means (a) a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company; or (b) each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company.

“executive officer” means an individual who is: (a) a chair, vice-chair or president; (b) a vice-president in charge of a principal business unit, division or function including sales, finance or production; (c) an officer of the Company or any of its subsidiaries and who performs a policy-making function in respect of the Company; or (d) performing a policy-making function in respect of the Company.

“founder” means a person who: (a) acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the Company; and (b) at the time of the trade is actively involved in the business of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the ______day of ______________, 2006.

If a Corporation, Partnership or Other Entity:	If an Individual:

Name of Entity	Signature

Type of Entity	Print or Type Name

Signature of Person Signing

Print or Type Name and Title of Person Signing

SCHEDULE “C”

ACCREDITED INVESTOR CERTIFICATE

FOR UNITED STATES PURCHASERS

In connection with the purchase by the undersigned subscriber (the “Subscriber”) of Units of the Company, the Subscriber hereby represents, warrants, covenants and certifies to the Company and the U.S. Agent that the Subscriber is purchasing the Units as principal for its own account, for investment purposes only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Units or the securities issuable upon exercise of the Warrants (collectively, the “Purchased Securities”); provided, however, that this sentence shall not restrict the Subscriber from selling or otherwise disposing of any of the Purchased Securities pursuant to registration thereof pursuant to the U.S. Securities Act of 1933 (the “U.S. Securities Act”) and any applicable state securities laws or under an exemption from such registration requirements. The Subscriber is an “accredited investor” as defined in Rule 501 of Regulation D under the U.S. Securities Act by virtue of satisfying one of the indicated criteria as set out in Exhibit “1” to this Accredited Investor Certificate and as so marked by the Subscriber.

In addition, if Subscriber is a resident of the State of New York, it represents that it qualifies as an “accredited investor” under one of the categories set forth in subparagraphs (a) through (k), or (o), in Exhibit “1” hereto.

Subscriber acknowledges that (A) the Units and the underlying securities are and will be “restricted securities” as defined in Rule 144 promulgated under the U.S. Securities Act; (B) neither the Units nor the underlying securities may be sold or otherwise transferred except to the Company, outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, pursuant to an effective registration statement under the U.S. Securities Act and all applicable state securities laws, or pursuant to an available exemption under the U.S. Securities Act and the Subscriber shall have first delivered to the Company a written opinion of counsel (which counsel and opinion shall be reasonable satisfactory to the Company), to the effect that the proposed sale or transfer of the securities is registered under or exempt from the registration provisions of the U.S. Securities Act and all applicable state securities laws; and (C) upon the original issuance of the Units (and any underlying securities into which the Warrants are exercisable), and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, the certificates representing the Units (and any such underlying securities) will bear a restrictive securities legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN AN OFFSHORE TRANSACTION IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, OR (C) EITHER (1) PURSUANT TO AN AVAILABLE EXEMPTION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UPON RECEIPT BY THE COMPANY OF A LEGAL OPINION (IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY) TO SUCH EFFECT, OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT FOR SUCH SECURITIES. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that if any of the Purchased Securities are being sold under clause (B) above, at a time when the Company is a “foreign issuer” as defined in Rule 902 under the U.S. Securities Act, the legend set forth above may be removed by providing a declaration to the Company and its transfer agent in the form attached hereto as Exhibit “2” or in the form attached hereto as Exhibit “3”, as applicable, or such other evidence as the Company or its transfer agent may from time to time prescribe (which may include an opinion of counsel satisfactory to the Company and its transfer agent), to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.

The Subscriber has had access to such information regarding the Company as it has deemed necessary in connection with its decision to invest in the Units.

The Subscriber consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein.

The office or other address of the Subscriber at which the Subscriber received and accepted the offer to purchase the Units is the address listed as the “Subscriber’s Address” on the first page of the Subscription Agreement.

The Subscriber understands and agrees that there may be material tax consequences to the Subscriber of an acquisition, disposition or exercise of any of the Purchased Securities; the Company gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under United States, state, local or foreign tax law of the Subscriber’s acquisition or disposition of such Purchased Securities; in particular, no determination has been made whether the Company will be a “passive foreign investment company” within the meaning of Section 1297 of the United States Internal Revenue Code.

The Subscriber understands and acknowledges that the Company is not obligated to remain a “foreign issuer”.

The Subscriber understands and agrees that the financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

The Subscriber understands and agrees that the certificates representing the Warrants, and all certificates issued in exchange therefor or in substitution thereof, shall bear substantially the following legend:

“THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

Dated at _____________________, this _____day of _____________, 2006.

Name of Subscriber

Signature

If the Subscriber is a corporation, office or title of signatory

EXHIBIT “1”

Please check the appropriate box(es), indicating which box(es) applies to the Subscriber.

“accredited investor” means:

☐	(a)	A bank as defined in Section 3(a)(2) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; or

☐	(b)	A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; or

☐	(c)	A broker or dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; or

☐	(d)	An insurance company as defined in Section 2(13) of the U.S. Securities Act; or

☐	(e)	An investment company registered under the U.S. Investment Company Act of 1940; or

☐	(f)	A business development company as defined in Section 2(a)(48) of the U.S. Investment Company Act of 1940; or

☐	(g)	A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the U.S. Small Business Investment Act of 1958; or

☐	(h)

A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with total assets in excess of US$5,000,000; or

☐	(i)

An employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of US$5,000,000 or, if a self-directed plan, the investment decisions are made solely by persons who are accredited investors, as defined herein; or

☐	(j)	A private business development company as defined in Section 202(a)(22) or the U.S. Investment Advisers Act of 1940; or

☐	(k)

A corporation, a partnership, an organization described in Section 501(c)(3) of the U.S. Internal Revenue Code, or a Massachusetts or similar business trust, not formed for the specific purpose of acquiring the Units, with total assets in excess of US$5,000,000; or

☐	(l)	A director or executive officer of the Company; or

☐	(m)

A natural person whose individual net worth (defined as the excess of total assets over total liabilities), or joint net worth with that person's spouse, at the time of his or her purchase exceeds US$1,000,000; or

☐	(n)

A natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person's spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐	(o)

A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Units, whose purchase is directed by a sophisticated person as described under the U.S. Securities Act Rule 506(b)(2)(ii); or

☐	(p)	An entity in which each of the equity owners satisfies the requirements of at least one of the above categories.

Dated at _____________________, this _____day of _____________, 2006.

Name of Subscriber

Signature

If the Subscriber is a corporation, office or title of signatory

EXHIBIT “2”

FORM OF DECLARATION FOR REMOVAL OF LEGEND
FOR NON-AFFILIATES

TO:       Registrar and transfer agent for the shares of Response Biomedical Corp. (the “Company”):

The undersigned (A) acknowledges that the sale of the securities of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that: (1) the undersigned is not an “affiliate” of the Company (as that term is defined in Rule 405 under the U.S. Securities Act); (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the TSX Venture Exchange or any other designated offshore securities markets as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated ________________________________, 200__.

X
Signature of individual (if Holder is an individual)

X
Authorized signatory (if Holder is not an
individual)

Name of Holder (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory
(please print)

EXHIBIT “3”

FORM OF DECLARATION FOR REMOVAL OF LEGEND
FOR OFFICERS AND DIRECTORS

TO:        Registrar and transfer agent for the shares of Response Biomedical Corp. (the “Company”):

The undersigned (A) acknowledges that the sale of the securities of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that: (1) the undersigned is an “affiliate” of the Company (as that term is defined in Rule 405 under the U.S. Securities Act) solely by virtue of holding a position as an officer or director of the Company; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the TSX Venture Exchange or any other designated offshore securities markets as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) no selling concession, fee or other remuneration has been or will be paid in connection with such offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent; (4) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities; (5) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (6) the seller does not intend to replace such securities with fungible unrestricted securities; and (7) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated ________________________________, 200__.

X
Signature of individual (if Holder is an individual)

X
Authorized signatory (if Holder is not an
individual)

Name of Holder (please print)

Name of authorized signatory (please print)

Official capacity of authorized signatory
(please print)

SCHEDULE “D”

FORM 4C

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a Private Placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies. If as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (2A) or, if applicable, Declarations, with the Exchange.

Placee Information:

Name: ___________________________________________________________________________________

Complete Address:_________________________________________________________________________

Jurisdiction of Incorporation or Creation: _________________________________________________________

(a)	Is the Placee purchasing securities as a portfolio manager (Yes/No)? _______________________________

(b)	Is the Placee carrying on business as a portfolio manager outside of Canada (Yes/No)? _________________

          If the answer to 2(b) above was “Yes”, the undersigned certifies that:

          It is purchasing securities of an Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

          it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in ____________________[jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

          it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

          the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

          it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing

          If the answer to 2(a). above was “No”, please provide the names and addresses of control persons of the Placee:

Name	City	Province or State	Country

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the Securities Act (British Columbia) and sections 176 and 182 of the Securities Act (Alberta).

Acknowledgement - Personal Information

“Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(b)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

Dated at _____________________________________on _____________________________________.

(Name of Purchaser - please print)

(Authorized Signature)

(Official Capacity - please print)

(please print name of individual whose signature
appears above)

THIS IS NOT A PUBLIC DOCUMENT